

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

Russell Diez-Canseco
President and Chief Executive Officer
Vital Farms, Inc.
3601 South Congress Avenue
Suite C100
Austin, Texas 78704

   Re: Vital Farms, Inc.
    Draft Registration Statement on Form S-1
    Submitted December 6, 2019
    CIK No. 0001579733

Dear Mr. Diez-Canseco:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statment on Form S-1 submitted December 6, 2019

Cover Page

1. Please revise the prospectus cover page to disclose that (1) the company elected in October 2017 to be treated as a public benefit corporation under Delaware law and (2) as a public benefit corporation, the company's duty to balance a variety of interests may result in actions that do not maximize shareholder value.

Overview, page 1

2. Please tell us whether you commissioned any of the third-party data included in your registration statement.

3.   Please revise the disclosure on page 2 to clarify what you mean by the phrases "sustainably scaled [y]our brand" and that you have "leveraged the scale and efficiency."

Our Strengths, page 4

4.   Please revise to clarify whether the survey conducted in November 2019 revealed any material disadvantages concerning your products.

Implications of Being an Emerging Growth Company, page 10

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We are currently expanding . . ., page 20

6.   We note the disclosures regarding your planned expansion of Egg Central to address your rapid growth and increase capacity. Clarify whether the current size of your facility is insufficient to process the eggs you receive and whether, following the planned expansion, the facility will have sufficient capacity.

The dual class structure of our common stock . . ., page 40

7.   Please expand this risk factor to disclose the percentage of outstanding shares that the Class B stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval.

Use of Proceeds, page 50

8.   Please revise to quantify the amount of proceeds to be allocated to each purpose mentioned in the third sentence of the penultimate paragraph of this section. Also, if the proceeds of this offering would not provide sufficient funds to complete the purposes that you have highlighted, please provide the disclosure required by Instruction 3 to Regulation S-K Item 504.

Dividend Policy, page 51

9.   We note the disclosure on page 51 and in Note 10 that your ability to pay dividends on your capital stock is subject to restrictions under the terms of your credit facility with PNC Bank, National Association, or the Credit Facility. Tell us the amount of restricted net assets associated with these restrictions, whether you consider such restrictions to be material, and the resulting consideration to provide disclosures pursuant to Rules 4-08(e) and 12-04 of Regulation S-X.

Contractual Obligations and Commitments, page 71

10. Please revise to identify the dollar amount of the commitment excluded from the table based on the criteria mentioned in the second paragraph on page 72.

Principal and Selling Stockholders, page 117

11. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 118.

Lock-Up Arrangements, page 126

12. Please file the lock-up agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Notes to the consolidated financial statements
Commitments and contingencies
Supplier contracts, page F-32

13. We note your disclosure that "contingent rentals are capitalized into inventory in the consolidated balance sheet when the related eggs are purchased and are expensed to cost of goods sold in the statement of operations upon their sale to customers." Please disclose the rental expense for the underlying contingent rentals, if material. Refer to ASC 840-20-50-1.

You may contact Charles Eastman at 202-551-3794 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Nicole Brookshire